Exhibit (p)(ii)

Polar Capital Code of Ethics 2020

Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) requires all investment advisors registered with the Securities and Exchange Commission (“SEC”) to adopt codes of ethics that set forth standards of conduct and require compliance with federal securities laws. Polar Capital LLP (“Polar Capital”) is an investment advisor registered with the SEC. This code of ethics is intended to reflect fiduciary principles that govern the conduct of Polar Capital and its supervised persons in those situations where Polar Capital acts as an investment advisor as defined under the Advisers Act in providing investment advice to clients. It consists of an outline of policies regarding several key areas: standards of conduct and compliance with laws, rules and regulation, protection of material non-public information and personal securities trading. It also consists of specific information and guidance that is provided in company-wide policies and procedures, including the Polar Capital Compliance Manual and the Polar Capital Employee Handbook.

This Code applies to all “Supervised Persons” of Polar Capital who act as an investment advisor as defined by the Advisers Act in providing investment advice to advisory clients, unless otherwise noted below. The Advisers Act defines “Supervised Person” to means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment advisor, or other person who provides investment advice on behalf of the investment advisor and is subject to the supervision and control of the investment advisor.

1. Standard of Conduct and Compliance with Laws, Rules and Regulations

This Code hereby adopts and incorporates the Polar Capital Code of Conduct (see Appendix 1) which sets forth the standard of business conduct that is required of all employees of Polar Capital and its affiliates, as the standard of business conduct required by this Code.

All Supervised Persons are responsible for reviewing this Code and the company policies, including the Polar Capital Compliance Manual, Employee Handbook and Members Handbook, which are a part of this Code, and for acting in compliance with these policies in daily activities. All Supervised Persons also are reminded that each has agreed as a requirement of employment with Polar Capital to review and act in compliance with the company policies which are a part of this Code, Polar Capital Compliance Manual, Employee Handbook and Members Handbook and other company policies referenced in this document.

As noted in the Code, the foundation of Polar Capital’s ethical standards is compliance with the letter and spirit of the law. We must respect and obey all of the laws, rules and regulations applicable to our business, including among others, SEC and FCA regulations and local laws. All Supervised Persons of Polar Capital are required to be familiar and comply with the Polar Capital Compliance Manual, Employee Handbook and Members Handbook. Likewise each Supervised Person is responsible for being familiar with complying with the procedures applicable to him or her. Although he or she is not expected to know the details of each law governing Polar Capital’s business, he or she is expected to be familiar with and comply with the company-wide policies and procedures.

2. Personal Securities Trading and Access Persons

All Supervised Persons must be familiar with and abide by all employee trading policies and procedures as outlined in the Polar Capital Compliance Manual Personal Account Dealing Policy.

Rule 204A-1 of the Advisers Act requires all “Access Persons” of an investment advisor registered with the SEC to report, and the investment advisor to review, their personal securities transactions and holdings periodically. The Advisers Act defines “Access Person” to mean any supervised persons of an investment advisor who (1) has access to non-public information regarding any advisory clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund, or (2) is involved in making securities recommendations to advisory clients, or who has access to such recommendations that are non-public.

Based on access to non-public information and designated roles and responsibilities of certain Supervised Persons within Polar Capital, all Polar Capital staff are designated as Access Persons.

For professional client use only	Polar Capital LLP 16 Palace Street, London, SW1E 5JD	1
T: +44 (0)20 7227 2721 F: +44 (0)20 7227 2799
E: investor-relations@polarcapital.co.uk W: www.polarcapital.co.uk

Polar Capital Code of Ethics 2020

i.	Initial and Annual Holding Reports

All Polar staff are access persons, and therefore must submit both initial and annual holdings reports, to the Compliance Officer that disclose all covered securities held in any personal account. Each such report must contain, at a minimum:

•	the title and type of covered security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each covered security in any personal account;

•	the name of any broker, dealer or bank with which the access person maintains any personal account; and

•	the date on which the access person submits the report.

Upon commencement of employment it is Polar Capital’s policy that each access person provide the Compliance Officer with a list of all personal accounts. This information will be used by Polar Capital to send letters to the applicable brokerage firms requesting that they provide Polar Capital with duplicate copies of trade confirmations for all trades and account statements.

Every access person must submit a holdings report within the following time frames:

•	no later than 10 days after becoming an access person; and

•	at least once every year thereafter within 30 days of the end of our fiscal year.

The information contained in the report must be current as of a date no more than 45 days prior to the date of becoming an access person.

ii.	Quarterly Transaction Reports

Unless the access person has provided broker trade confirmations or account statements to the Compliance Officer, every access person must submit a quarterly transaction report, to the Compliance Officer for each covered securities transaction in any personal account. The report must contain, at a minimum, the following information for each transaction:

•

the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of share, and principal amount of each covered security involved;

•	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	the price of the covered security at which the transaction was effected;

•	the name of the broker, dealer or bank with or through which the transaction was effected; and

•	the date on which the access person submits the report.

Unless the access person has provided broker trade confirmations or account statements to the Compliance Officer, Access Persons must report all transactions (i.e. excluding regular contributions and discretionary accounts) in Broker Accounts and investments that require either pre-clearance or one-off approval to Compliance within 30 days of the end of each calendar quarter. The information must be current as of no more than 45 days prior to submission and must contain the information listed in the Polar Capital, Personal Account Dealing Quarterly transaction report (see Compliance Forms Manual)

iii.	Exceptions to the Reporting Requirement

No access person is required to submit:

•

a quarterly transaction report with respect to transactions effected pursuant to an automatic investment plan (i.e., a program in which regular periodic purchases or withdrawals are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation, including any dividend reinvestment plans; or

•

a quarterly transaction report if the report would duplicate information contained in broker trade confirmations or account statements that we hold in our records so long as we receive such confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

Additionally, upon the commencement of employment, each access person must provide the Compliance Officer with a list of all personal accounts. This information will be used by us to send letters to the applicable brokerage firms requesting that they provide us with duplicate copies of trade confirmations for all trades and account statements.

For professional client use only	Polar Capital LLP 16 Palace Street, London, SW1E 5JD	2
T: +44 (0)20 7227 2721 F: +44 (0)20 7227 2799
E: investor-relations@polarcapital.co.uk W: www.polarcapital.co.uk

Polar Capital Code of Ethics 2020

3. Consequences for Failure to Comply and Reporting Certain Conduct

A Supervised Person can be subject to discipline up to and including termination of employment if he or she violates this Code and its component parts, which includes the Polar Capital Compliance Manual, Employee Handbook and Members Handbook. If you know of, or reasonably believe there is, a violation of applicable laws or this Code, you must report that information immediately to the Chief Legal and Compliance officer. You should not conduct preliminary investigations, unless authorized to do so by the Compliance Department. Anyone who in good faith raises an issue regarding a possible violation of law, regulation or company policy or any suspected illegal or unethical behaviour will be protected from retaliation.

4. Recordkeeping

Rule 204-2(a) (12) and (13) of the Advisers Act requires advisors to keep copies of all relevant material relating to the Code. Supplemental policies are reflected in the Polar Capital Compliance Manual.

DISCLAIMER

Please note that breaching this policy could result in a breach of the Conduct Rules. Please be mindful that this could have serious implications on your regulatory record and you must make Compliance aware of any suspected breaches as soon as you become aware of them. A copy of the Conduct Rules can be found in the Employee Manual.

For professional client use only	Polar Capital LLP 16 Palace Street, London, SW1E 5JD	3
T: +44 (0)20 7227 2721 F: +44 (0)20 7227 2799
E: investor-relations@polarcapital.co.uk W: www.polarcapital.co.uk